Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Fiscal Year Ended March 31,
	2006		2005		2004		2003		2002
Fixed charges:
Interest expense, net (1)	$16,948		$3,565		$1,052		$1,311		$2,060
Capitalized interest	92		—		—		—		—
Amortized premiums, discounts and capitalized expenses related to indebtness	2,052		301		—		—		—
Estimated interest in rental expense	10,416		7,046		6,116		4,821		4,074

Total fixed charges	29,508		10,912		7,168		6,132		6,134

Earnings:
Pretax income before minority interest	40,878		18,280		28,307		26,785		30,114
Add: Fixed charges (from above)	29,508		10,912		7,168		6,132		6,134
Amortization of capitalized interest	—		—		—		—		—
Less: Capitalized interest	92		—		—		—		—

Total earnings	70,294		29,192		35,475		32,917		36,248

Ratio of earnings to fixed charges	2.4	x	2.7	x	5.0	x	5.4	x	5.9	x

(1)	“Interest expense, net” comprises:

Interest expense (per statement of income)

Less original issue discount (per statement of cash flows)

and amortization of debt issuance costs (per statement of cash flows)